SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

IMAGISTICS INTERNATIONAL INC.

(Name of Subject Company)

ORANGE MERGER CORP.

OCÉ N.V.

(Names of Filings Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

Series A Junior Participating Preferred Stock Purchase Rights

(Title of Class of Securities)

45247T104

(CUSIP Number of Class of Securities)

Jan F. Dix

Secretary, Orange Merger Corp.

Urbanusweg 43, 5914 CA Venlo	5450 North Cumberland Avenue
The Netherlands	Chicago, IL 60656
Tel: 31 77 359 2201	Tel: (773) 714-4401

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Transaction Value* $686,246,742	David L. DeNinno Reed Smith LLP 435 Sixth Avenue Pittsburgh, PA 15219 Tel: (412) 288-3214	Amount of Filing Fee** $80,771.24

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Value assumes the purchase of all outstanding shares of common stock of Imagistics International Inc. at the tender offer price of $42.00 per share. The transaction value also includes the offer price of $42.00 less $18.4387, which is the average exercise price of outstanding options, multiplied by 1,441,560, the estimated number of options outstanding.
**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of

1934, as amended, equals $117.70 per million of Transaction Value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $80,771.24	Filing Party: Océ N.V.
Form or Registration No.: Schedule TO	Date Filed: September 19, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 19, 2005, as amended on October 5, 2005, October 18, 2005 and October 26 (the “Schedule TO”), by Orange Merger Corp., a Delaware corporation (“Purchaser”) and Océ N.V., a corporation organized under the laws of the Netherlands (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all the shares of common stock, par value $0.01 per share, including the associated Series A Junior Participating Preferred Stock purchase rights (together, the “Shares”), of Imagistics International Inc., a Delaware corporation (the “Company”), that are issued and outstanding for $42.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 19, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO.

Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Item 8. Interest in Securities of the Subject Company

Item 11. Additional Information

Items 8 and 11 of the Schedule TO are hereby amended and supplemented by including the following:

“The extension of the subsequent offering period expired, as scheduled, at 5:00 p.m., New York City time, on October 28, 2005. As of 5:00 p.m., October 28, 2005, a total of 13,875,586 shares had been tendered pursuant to the Offer and the subsequent offering period, representing approximately 89.2%, of the Shares outstanding. Purchaser has accepted all Shares validly tendered as of that time in accordance with the terms of the tender offer. Payments for Shares accepted through that time will be made promptly by the Depositary.

Also on October 31, 2005, Parent consummated the exercise of its option granted in the merger agreement, to purchase newly issued shares of Common Stock that, when added to the number of shares of Common Stock owned by Purchaser, Parent and their subsidiaries represent over 90% of issued and outstanding shares of Common Stock. Following the exercise of the option, Parent completed the acquisition of the Company through a merger of Purchaser with and into the Company. As a result of the merger, all remaining outstanding Shares not purchased by Parent in the tender offer (except for any shares for which appraisal rights under applicable law have been properly exercised) will be converted into the right to receive $42.00 per Share, net to the seller in cash.

A copy of the press release issued by Parent regarding the above is attached hereto as Exhibit (a)(1)(K) and the information in the press release is incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by including the following:

“(a)(1)(K) Press Release issued by Parent on October 31, 2005.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Orange Merger Corp.

By	/S/ R.L. VAN IPEREN
Name:	R. L. van Iperen
Title:	President/CEO

Océ N.V.

By	/S/ R.L. VAN IPEREN
Name:	R. L. van Iperen
Title:	Chairman, Board of Executive Directors.

October 31, 2005

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EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(1)(K)	Press Release issued by Parent on October 31, 2005.

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